SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF
SPARTAN CAPITAL HOLDINGS LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/17___ AND ENDING___12/31/17___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SPARTAN CAPITAL SECURITIES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

45 BROADWAY, 9TH FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee J. MacLeod (716) 799-5700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP

(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __John D. Lowry__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SPARTAN CAPITAL SECURITIES, LLC__ , as of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

Notary Public

ENISE MANJARREZ
Notary Public, State of New York
Reg No. 01MA4990794
Qualified in Richmond County
Commission Expires January 13, 2022

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS LLC)
ANNUAL REPORT
TABLE OF CONTENTS
DECEMBER 31, 2017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Spartan Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spartan Capital Securities LLC (the "Company") as of December 31, 2017 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Notes 1 and 3 to the financial statement, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transaction are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2013.

March 29, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

SPARTAN CAPITAL SECURITIES LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	342,133
Receivables from clearing broker		947,803
Investment banking fee receivable		1,200,000
Deposit with clearing broker		50,002
Prepaid expenses		117,641
Total assets	$	2,657,579

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	755,037
Total liabilities		755,037
Member's equity		1,902,542
Total liabilities and member's equity	$	2,657,579

Note 1 - Organization and Business Activity

Spartan Capital Securities, LLC (the "Company"), (formerly Spartan Capital Management, LLC) is a limited liability company formed under the laws of the state of New York on June 26, 2007. On July 10, 2008, the Company became a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member firm in the Financial Industry Regulatory Authority (FINRA). The Company is registered in all 50 states.

The Company's operations consist primarily of engaging in agency and riskless principal transactions and providing investment banking services. As a full-service brokerage firm, the Company offers a wide array of products to its clients.

The Company has an agreement with a broker-dealer ("clearing broker") to clear transactions and carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exceptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934 ("SEA").

The accompanying financial statements have been prepared from the records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. (See Note 3).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - These financial statements are presented on the accrual basis of accounting under generally accepted accounting principles in the United States of America ("US GAAP").

Cash and Cash Equivalents - For purposes of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with maturities at purchase of less than three months.

Revenue and Expense Recognition from Securities Transactions

Commissions - Income and expenses related to introduced securities transactions and riskless principal transactions are recorded on a trade-date basis.

Investment banking fees – Consist of advisory and consulting services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. Revenues and related compensation expenses associated with investment banking, transaction commissions and private placements are recognized when transactions close and collection is reasonably assured. Retainer fees are recorded in the period earned based of the terms of the agreements.

Other income – Consists of revenue from various non-recurring sources such as capital gains, clearing broker incentive credits and others. Other income revenues are recognized as earned and any related costs are recognized as incurred.

Note 2 - Summary of Significant Accounting Policies
Revenue and Expense Recognition from Securities Transactions (continued)

Interest income - Consists of revenues from margin interest on accounts of customers introduced to the Company's clearing broker.

Receivables

Clearing broker - Pursuant to an agreement with the Company's clearing organization, the clearing organization remits a commission payment to the Company during the month subsequent to the trade date. The Company did not incur any bad debts from the clearing organization during 2017.

Investment banking fee - Pursuant to a confidential settlement agreement in connection with an investment banking transaction, the Company is to receive quarterly payments of $200,000 plus accrued interest through April 1, 2019. To date, payments have been received per the terms of the agreement. As such, Management has determined that an allowance for uncollectible accounts is not deemed necessary at December 31, 2017.

Income Taxes - The Company is a single member Limited Liability Company, accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. The Company is subject to New York State and New York City Franchise Taxes.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2014, 2015 and 2016 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The ASU is a converged standard between the FASB and the International Accounting Standards Board (IASB) that provides a single comprehensive revenue recognition model for all contracts with customers across transactions and industries. The primary objective of the ASU is revenue recognition that represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09, as amended in August 2015

Note 2 - Summary of Significant Accounting Policies
Recently Issued Accounting Pronouncements (continued)

by AUC No. 2015-14 is effective for registered broker dealers for annual reporting periods beginning after December 15, 2017.

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Due from Broker

Due from brokers consist of clearing deposits and net amount of commissions receivables relating to security transactions at the clearing broker.

Subsequent Events

Subsequent events were considered through March 29, 2018, which is the date of the financial statements were available to be issued.

Note 3 - Related Party Transactions

The Company is obligated to Spartan Capital Holdings, LLC, its parent, under an administrative services agreement, (the "Agreement"). The Agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities and certain operating expenses. Administrative services expense for the year ended December 31, 2017 was $476,831, which was comprised of $450,000 of allocated rent for two office locations and $26,831 in other occupancy related charges. There were no amounts due to or due from the parent at December 31, 2017.

Note 4 - Net Capital Requirement

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2017 the Company had net capital of $584,900, which was $484,900 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 129.09% as of December 31, 2017.

Note 5 – Contingencies and Accrued Liabilities

The Company, pursuant to clearance agreements, introduces all of its securities transactions to clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on customers' accounts. As of December 31, 2017 the Company had unsecured debits on accounts of its customers totaling $53,333. The clearing company's policy is to charge the Company if any uncollected debts are outstanding longer that 45 days.

ASC 450 Contingencies governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter, and requires management to make certain estimates and judgments that may affect the Company's financial position.

In the normal course of business the Company is party to a number of lawsuits and legal matters. At December 31, 2017 there are several pending claims against the Company seeking various damages, including punitive damages, reimbursement of legal fees and other asserted claims. An estimate of loss or range of loss cannot be made for lawsuits whereby management and legal counsel believe the outcome is uncertain. The Company's policy is to reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. As December 31, 2017, in the opinion of management, after consultation with outside legal counsel, there were no commitments, contingencies or guarantees for which a loss is probable and estimable within the scope of ASC 450 other than those accrued for in the Company's December 31, 2017 financial statements. However, litigation is subject to inherent uncertainties, and a material adverse result in these or other matters may arise from time to time.

Note 6 – Financial Instruments with Off-Balance Sheet Risk

The Company's introduced customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. Margin accounts totaled $9,282,302 at December 31, 2017.

Note 6 – Financial Instruments with Off-Balance Sheet Risk (continued)

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

Note 7 – Employee Benefit Plan

The Company has adopted a defined contribution 401(k) profit sharing plan for substantially all of its employees that have attained the age of 21 and have completed 12 months of service. The Company, at its discretion, may make contributions to the plan based upon a percentage of employee contributions. For the year ended December 31, 2017 the Company's did not make any contribution to the plan.

Note 8 – Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by SEA Rule 15c3-3 as the Company operates pursuant to paragraph (k)(2)(ii) of the Rule.

Note 9 - Indemnifications

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's introduced customers to satisfy their obligations in connection with their securities transactions.

Note 10- Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivable from clearing broker. The Company maintains its cash in bank accounts with balances which may, at times, exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to receivable from clearing broker is limited due to the quality of the clearing broker. Approximately 90% of the Company's investment banking fees were generated by contracts from two customers.